UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

YONGYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

98607B106
(CUSIP Number)
Richard Yee Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (852) 3602 1800
With copies to:
Akiko Mikumo Weil, Gotshal & Manges, LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong (852) 3476 9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Upland Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

Item 1.                                Security and Issuer.

The title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, People’s Republic of China.

Item 2.                                Identity and Background

This Schedule 13D is filed jointly by Abax Lotus Ltd., a Cayman Islands domiciled exempted company (“Abax Lotus”), Abax Global Opportunities Fund, a Cayman Islands domiciled exempted company (“Global Fund”), Abax Upland Fund LLC, a Delaware limited liability company (“Upland”), Abax Arhat Fund, a Cayman Islands domiciled exempted company (“Arhat”), Abax Claremont Ltd., a Cayman Islands domiciled exempted company (“Abax Claremont”), Abax Global Capital, a Cayman Islands domiciled exempted company (“AGC”), Abax Global Capital (Hong Kong) Limited, a Hong Kong company (“Abax HK”), and Xiang Dong Yang, a citizen of Hong Kong (“Mr. Yang”, together with Abax Lotus, Global Fund, Upland, Arhat, Abax Claremont, AGC and Abax HK, each a “Reporting Person” and together the “Reporting Persons”). Each Reporting Person’s business address is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

Abax Lotus is an investment fund focused on Asian private and public investments with an emphasis on Greater China. Global Fund is the sole shareholder of Abax Lotus. Arhat and Upland together hold 100% of Global Fund. AGC is the managing shareholder of Arhat and sole shareholder of Abax HK. Abax Claremont is the managing member of Upland. Abax HK is the investment advisor to AGC and AGC is the investment manager to Arhat, Upland and Global Fund. Mr. Yang is the ultimate controlling person of AGC and Abax Claremont and the ultimate controlling shareholder of Abax HK.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (“Act”), the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement on Schedule 13D, a copy of which is attached hereto as an exhibit and incorporated herein by reference in its entirety.

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each Reporting Person, each of whom is an “Abax Person”, is set forth on Schedule A hereto.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the Abax Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein by the Reporting Persons were purchased in broker’s transactions on Nasdaq. The shares of Common Stock were purchased with funds available for investment.

Item 4.                                Purpose of Transaction

The Reporting Persons acquired all of the shares of Common Stock owned by them for investment purposes in the ordinary course of business.

On September 4, 2012, Abax HK entered into a confidentiality agreement (the “Confidentiality Agreement”) with the Issuer, containing customary confidentiality provisions and a standstill that prohibits Abax HK from taking certain actions involving the Issuer’s assets, business and securities for a period of 15 months from the date of the Confidentiality Agreement. Pursuant to a letter agreement dated October 12, 2012 (the “Waiver”), the Issuer granted Abax HK and its representatives permission to engage in discussions and negotiations and/or enter into arrangements, understandings or definitive agreements with Zishen Wu (“Mr. Wu”), Full Alliance International Limited (“Full Alliance”) and MSPEA Agriculture Holdings Limited (“MSPEA”), and any of their respective representatives, in connection with the Transaction (as defined below).

On October 15, 2012, Abax HK entered into a consortium agreement (the “Consortium Agreement”) with Mr. Wu, Full Alliance and MSPEA (Abax, Mr. Wu, Full Alliance and MSPEA together, the “Consortium”), pursuant to which the Consortium will cooperate in good faith in connection with the Proposal (as defined below) to acquire all of the outstanding capital stock of the Issuer other than those shares (the “Shareholder Shares”) beneficially owned by the members of the Consortium, through a going-private transaction (the “Transaction”). The Consortium Agreement provides, among other things, for coordination in (i) performing due diligence, (ii) arranging financing, (iii) structuring and negotiating the Transaction and if applicable, entering into definitive agreements with respect to the Transaction, and (iv) engaging advisors and sharing certain expenses. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (a) the 6-month anniversary of the date of the Consortium Agreement and (b) the termination of the Consortium Agreement on the occurrence of other termination events, including termination with respect to Abax HK if Abax HK has not provided written confirmation of continued interest within 60 days of the date of the Consortium Agreement, members of the Consortium have agreed (i) to work exclusively with each other with respect to the Transaction, (ii) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except for certain limited exceptions set forth in the Consortium Agreement, and (iii) not enter into any voting agreement with respect to the Shareholder Shares. Upon a termination of the Consortium Agreement, the Consortium will negotiate in good faith to extend its term. Abax HK has indicated to the Consortium its preliminary interest in potentially providing equity and/or senior mezzanine financing up to US$50 million in the aggregate in connection with the Transaction.

On October 15, 2012, the Consortium submitted a preliminary, non-binding letter (the “Letter”) to the Issuer’s board of directors (the “Board”). In the Letter, the Consortium outlined its proposal (“Proposal”) for the Transaction. Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding capital stock of the Issuer (other than the Shareholder Shares which will be rolled over in connection with the Transaction) for US$6.60 per share in cash. The Consortium intends to finance the Transaction through a combination of debt and equity financing. The Proposal also provides that, among other things, the Consortium will (a) conduct customary legal, financial and accounting due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction. In the Proposal, members of the Consortium also stated that they expect that the Board will evaluate the Proposal independently before it can make its determination whether to endorse it.

References to the Confidentiality Agreement, Waiver, Consortium Agreement and the Letter in this Schedule 13D are qualified in their entirety by reference to the Confidentiality Agreement, Waiver, Consortium Agreement and the Letter themselves, each of which are attached hereto as exhibits and incorporated by reference as if set forth in their entirety.

If the Transaction is carried out and consummated, the Common Stock will no longer be traded on the NASDAQ Global Select Market and the registration of the Common Stock under Section 12 of the Act will be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to a proposed Transaction will be entered into or be consummated. The Letter provides that no binding obligation on the part of the Issuer or the Consortium shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Consortium Agreement.

Depending on various factors, including, without limitations, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D. Subject to the terms of the Consortium Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short-selling or hedging or similar transactions with respect to the Common Stock, and/or continue to hold Common Stock.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.                                Interest in Securities of the Issuer

(a)-(b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date hereof, Abax Lotus directly owns 20,000 shares of Common Stock, representing approximately 0.04% of the outstanding shares of Common Stock (such percentage being based on 55,147,596 shares of Common Stock outstanding as of October 16, 2012 on a fully-diluted basis, including 4,610,552 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, as provided by the Issuer).

Due to their control relationship over Abax Lotus, each of AGC, Abax Claremont, Arhat, Upland and Global Fund may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) and have shared voting and dispositive power over the shares of Common Stock owned by Abax Lotus. Abax HK is the investment advisor to AGC, Arhat, Upland and Global Fund and therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by Abax Lotus. Due to Mr. Yang’s control relationship over all of these entities, he may therefore be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by Abax Lotus. Each of Global Fund, Upland, Arhat, Abax Claremont, AGC, Abax HK and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

The Reporting Persons may be deemed to be a “group” with Mr. Wu, Full Alliance and MSPEA for purposes of Section 13(d) of the Act as a result of entering into the Consortium Agreement and the submission of the Proposal Letter (each as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Common Stock held by Mr. Wu, Full Alliance and MSPEA. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Mr. Wu, Full Alliance and/or MSPEA.

(c)           To the best knowledge of each of the Reporting Persons, none of the Reporting Persons or the Abax Persons has effected any transactions relating to the Common Stock during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4, 5 and 7 of this Schedule 13D are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                                Material to Be Filed as Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated October 16, 2012.

Exhibit 2	Confidentiality Agreement by and between the Issuer and Abax HK, dated September 4, 2012.

Exhibit 3	Waiver by and between the Issuer and Abax HK, dated October 12, 2012.

Exhibit 4	Consortium Agreement by and among Mr. Wu, Full Alliance, MSPEA and Abax HK, dated October 15, 2012.

Exhibit 5	Proposal Letter to the Issuer from Mr. Wu, Full Alliance MSPEA and Abax HK, dated October 15, 2012.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:           October 16, 2012

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL OPPORTUNITIES FUND

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX UPLAND FUND, LLC

By:	ABAX CLAREMONT LTD. in its capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX ARHAT FUND
By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX CLAREMONT LTD.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED
By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name:	Xiang Dong Yang

Schedule A

The name, present principal occupation or employment of each of the directors and executive officers of the Reporting Persons is set forth below. Unless otherwise specified, the business address of each person listed below is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

For Abax HK and AGC:

Name	Occupation/Position	Entity	Citizenship
Mr. Yang	Managing Partner, Chief Investment Officer and Director	Abax HK and AGC	Hong Kong
Mr. Frank Feng Qian	Director	Abax HK and AGC	People’s Republic of China
Mr. William Hoi Hin Chan	Partner	Abax HK and AGC	Hong Kong
Mr. John Lu Goh	Managing Director	Abax HK and AGC	Singapore
Mr. Richard Yee	Managing Director and Chief Operating Officer	Abax HK and AGC	United States

For Abax Lotus, Global Fund, Arhat and Abax Claremont:

Name	Occupation/Position	Entity	Citizenship
Mr. Yang	Director	Abax Lotus, Global Fund, Arhat, Abax Claremont	Hong Kong
Mr. Richard Yee	Director	Abax Lotus, Global Fund, Arhat, Abax Claremont	United States
Mr. Ron Silverton	Director	Abax Lotus, Global Fund, Arhat, Abax Claremont	United States
Mr. Christopher Chang	Director	Abax Lotus, Global Fund, Arhat, Abax Claremont	United States